METALLA APPOINTS NEW CHAIRMAN

FOR IMMEDIATE RELEASE	CSE: MTA
OTCQB: MTAFF
October 6, 2017	Frankfurt: X9CP

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (CSE:MTA) (OTCQB:MTAFF) (FRANKFURT:X9CP) is pleased to announce that Lawrence Roulston, who has served on the Company's Board of Directors since March 2017, has been appointed Non-Executive Chairman of the Board effective immediately. Tim Gallagher, tendered his resignation as part of the planned transition prior to the Company’s Annual General Meeting. The Company wishes Mr. Gallagher the best in his future endeavors.

“Lawrence’s extensive knowledge of the resources industry, finance, and listed company governance makes him exceptionally well qualified to lead the Metalla Board in helping to deliver long-term, sustainable returns for the Company's shareholders,” commented Brett Heath, President and CEO.

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified portfolio of royalties and streams. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information please visit our website at www.metallaroyalty.com

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.
Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com
Website: www.metallaroyalty.com

INVESTOR RELATIONS

Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Tel: (416) 644-2020 or (514) 939-3989